FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"),
 a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2. Date of Material Change

The material change occurred at on February 27, 2007.

3. Press Release

On Tuesday, February 27, 2007 at approximately 6:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A copy of the press release is attached.

4. Summary of Material Change

On February 27, 2007, the Corporation announced its financial results for the three months and year ended December 31, 2006. The Corporation's Board of Directors also declared a quarterly dividend in the amount of US$0.19 per Class A Subordinate Voting Share and Class B Share, payable on March 23, 2007 to shareholders of record on March 13, 2007. The dividend amount represents a reduction of US$0.19 per share from the US$0.38 paid as a dividend for the prior eleven quarters and is the first dividend reduction since 1992.

5. Full Description of Material Change

On February 27, 2007, the Corporation announced its unaudited interim consolidated financial results for the three months and year ended December 31, 2006. For the year ended December 31, 2006, operating income declined to $792 million from $942 million, net income declined to $528 million from $639 million and diluted earnings per share declined to $4.78 from $5.90, in each case for 2006 as compared to 2005.

The Corporation's Board of Directors also declared a quarterly dividend in the amount of US$0.19 per Class A Subordinate Voting Share and Class B Share, payable on March 23, 2007 to shareholders of record on March 13, 2007. The dividend amount represents a reduction of US$0.19 per share from the US$0.38 paid as a dividend for the prior eleven quarters and is the first dividend reduction since 1992. The decision to adjust the quarterly dividend reflects the impact of difficult industry conditions on the Corporation's 2006 financial results and the Corporation's intention to review all uses of cash with an eye to maintaining the Corporation's financial position in light of continuing industry challenges.

6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 28th day of February, 2007.